

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-5546

April 7, 2008

Mr. Robert A. Scott
Executive Vice President and
General Counsel
Tyco Electronics Ltd.
Second Floor
96 Pitts Bay Road
Pembroke HM 08
Bermuda

**Re: Tyco Electronics Ltd.**
**Form 10-K for Fiscal Year Ended September 28, 2007**
**Response Letters dated March 12, 2008, and April 3, 2008**
**File No. 1-3326**0

Dear Mr. Scott:

We refer you to our comment letters dated February 28, 2008, and March 20, 2008, regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc:   Peggy Fisher
       Assistant Director
       Division of Corporation Finance

       P.J. Himelfarb, Esq.
       Weil, Gotschal & Manges LLP
       Fax: (202)682-7200